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SEC[illegible] 05040814 [illegible]OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

PROCESSED
SEP 15 2005
THOMSON FINANCIAL

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui (212) 704-7608
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 01 2005
WASH. D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Michelle Hui and Carlos Bertaco, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Safra Securities Corporation and subsidiary (the "Company") for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

3/31/05

Financial & Operations Principal Date

3/31/05

Director Date

Notary Public

RONALD SINACORE
Notary Public, State of New York
No. 31-01SI5051495
Qualified in New York County
Certificate Filed in New York County
Commission Expires Nov 6, 2005

SAFRA SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Safra National Bank of New York)
(SEC. I.D. No. 8-51935)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Safra Securities Corporation (the "Company"), (a wholly-owned subsidiary of Safra National Bank of New York), as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 31, 2005

SAFRA SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Safra National Bank of New York)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 35,897,361
Securities owned, at market value	19,546,703
Due from clearing broker	2,454,893
Management and advisory fees receivable	729,948
Income taxes receivable	366,681
Employee advances	238,668
Intangible assets, net	2,572,537
Other assets	719,334
TOTAL ASSETS	$ 62,526,125

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 4,100,342
Securities sold, not yet purchased, at market value	1,383,062
Deferred tax liability	441,233
Accrued bonuses	1,080,681
Accrued expenses and other liabilities	771,603
Total liabilities	7,776,921
STOCKHOLDER'S EQUITY:	
Common stock (1,000 shares authorized, at par value $.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	49,999,990
Retained earnings	4,749,204
TOTAL STOCKHOLDER'S EQUITY	54,749,204
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 62,526,125

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities Corporation (the "Company") is a wholly-owned subsidiary of Safra National Bank of New York (the "Bank"). The Company was incorporated in Delaware on May 3, 1999. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business includes providing foreign and domestic securities brokerage services to the Bank. The Company also conducts proprietary trading primarily in Latin American emerging market securities. All of the Company's brokerage and trading activities are cleared through a third party on a fully disclosed basis.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, Pershing LLC ("Pershing"). The Company clears transactions on a fully disclosed basis through Pershing, a U.S. registered broker-dealer. Pershing takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

On March 16, 2004, the Company organized a direct wholly-owned subsidiary, Safra Asset Management Corporation (hereafter "SAM") under the laws of the State of Delaware. SAM is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940. SAM is also registered as a Commodity Pool Operator with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Effective July 30, 2004, SAM acquired the U.S. domiciled assets, rights, intellectual property, franchises, licenses, computer equipment, software, assembled workforce, and use of the Alpha name with respect to the multi-manager hedge fund business (hereafter the "Alpha Assets") from Alpha Investment Management LLC, Alpha Fund Management Ltd. and Alpha Investment Advisory Group Ltd. (collectively "Alpha") for a cash payment of $2,310,000. The Asset Purchase Agreement also requires SAM to make annual payments over the next five years based on 35% of the net revenue (management and performance fees less external agent fees and rebates) earned on certain customers ascribed to Alpha (the "Earnout" or "Earnout Payments").

The acquisition was accounted for under the purchase method, where SAM recognized the fair value of the net assets acquired on its books. The consideration paid was allocated to the assets acquired based on their fair value on the date of the acquisition.

The fair values of the net assets acquired at the date of acquisition were as follows:

Fixed Assets	$	20,000
Internally-Developed Software		300,000
Alpha Trade Name		37,000
Management Contracts		464,000
Goodwill		1,489,000
Net Assets	$	2,310,000

The calculated Earnout related to the fiscal period ended December 31, 2004 was $496,982, and has been included in Goodwill.

SAM provides investment advisory and management services to several affiliated limited liability companies, (collectively, the "Funds") and to other customers and affiliates. SAM directly manages a portion of the Funds' investments in a fund-of-funds format, utilizing the services of other investment managers.

SAM is economically dependent on one customer that represents approximately 80% of the revenue generated by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary from March 16, 2004 on. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Derivative Financial Instruments – The Company uses derivative financial instruments, principally options, to economically hedge trading instruments, which are carried at fair value. Market values for exchange-traded derivatives are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement No. 133, *Accounting for Derivative Instruments and Hedging*

Activities, as all financial instruments are marked to market. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts, are recognized gross in the consolidated statement of financial condition.

Transaction Revenue - Securities owned and securities sold, not yet purchased used in the Company's trading activities are recorded at fair value in the statement of financial condition. Fair value is the amount at which securities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's securities owned and sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. Transactions in securities owned and sold, not yet purchased are recorded on trade date.

Management, Advisory and Consultancy Fees—Consists of amounts earned and due from the Funds and other advisory clients pursuant to investment management agreements between SAM and the Funds. Fees are computed based on a percentage of assets managed or subject to SAM's investment advice. Management fees are calculated, accrued and billed monthly. SAM also provides investment consultancy services pursuant to certain agreements with affiliates. Amounts are accrued for and billed on a fixed monthly basis. Amounts receivable from affiliates with respect to these services are recorded in Due from affiliates in the accompanying consolidated statement of financial condition.

Performance Fees—Consist of amounts earned and due from the Funds pursuant to investment management agreements between SAM and the Funds and other advisory clients. Fees are computed based on a percentage of the investment return of the Fund's or client's portfolio. Performance fees are billed annually if earned.

Agent and Placement Expenses—Agent and placement expenses are amounts due to various agents in connection with agreements between SAM and the agents related to placement services performed for the Funds. The fees are calculated based on a percentage of the management and performance fees earned on a placed client. Agent expenses are accrued for and paid quarterly in arrears.

Rebate Expenses—Rebates are amounts due to various investors in connection with agreements between SAM and the investors in the Funds, whereby a portion of the management and performance expenses paid to SAM will be remitted back to these investors. Rebates are accrued for and paid quarterly in arrears.

Software Applications and Amortization—A portion of the purchase price of the Alpha Assets has been allocated to proprietary software developed by Alpha and used in the operation of SAM's business. This amount is classified as an Intangible asset on the accompanying consolidated statement of financial condition.

Employee Advances—Consists of forgivable cash advances made to certain members of the SAM's senior management. Such advances are forgivable on a contractual basis subject to the employee's employment at a future date.

Management Contracts—A portion of the purchase price of the Alpha Assets has been allocated to the rights obtained under the investment management contracts acquired (the "Contracts"). These rights have an indefinite life. Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, intangible assets acquired in a business combination, which do not possess finite useful lives, are tested for impairment at least annually. An indicator of impairment of the contracts results if the discounted expected future cash flow or other evidence of fair value is less than the carrying amount. SAM performed its annual assessment as of December 31, 2004, and recorded an impairment loss of $162,500 related to two of its Contracts as a result of this assessment.

As described in Note 1, a portion of the purchase price of the Contracts is to be determined based upon the Earnout calculation. The value of the first five months of the Earnout is included in Goodwill in the accompanying consolidated statement of financial condition.

Trademark—A portion of the purchase price of the Alpha Assets has been allocated to the value of the Alpha name in the industry and is included in Trademark in the accompanying consolidated statement of financial condition. SAM will abandon the Trademark in the near future and has determined the estimated useful life over which the trademark will be amortized to be eighteen months.

Goodwill– Goodwill relates to the acquisition of the Alpha Assets as described in Note 1. The excess of the purchase price over the fair value of the assets acquired is recorded as Goodwill in the accompanying consolidated statement of financial condition. Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, intangible assets acquired in a business combination, which do not possess finite useful lives, are tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of Goodwill may not be recoverable. SAM assesses the recoverability of Goodwill using discounted expected future cash flows or other appropriate measures of fair value. Goodwill is considered impaired when the discounted expected future cash flow or other evidence of fair value is less than the carrying amount. SAM performed its annual assessment as of December 31, 2004 and no impairment loss was recorded as a result of this assessment.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes—The Company's results of operations are included in the Parent Company's consolidated federal tax returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes receivable balances in the accompanying consolidated statement of financial condition include taxes reimbursable to or from the Parent Company. State and local taxes are computed on a separate company basis and are payable to the relevant taxing authorities.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities and for net operating loss carryforwards. Deferred tax benefits result principally from recording certain expenses and charges in the consolidated financial statements which are not currently deductible for tax purposes. Deferred tax liabilities result principally from items which are currently deductible for tax purposes, but have not yet been expensed or charged in the consolidated financial statements.

Fair Value of Financial Instruments – SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the consolidated statement of financial condition. As a registered broker-dealer, securities owned, and securities, sold, not yet purchased, if any, are already recorded at market value. The fair value of all other financial assets and liabilities, such as cash and cash equivalents is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

3. ALPHA ASSETS ACQUIRED IN BUSINESS COMBINATION

Alpha assets acquired in a business combination, as described in Noted 1, are as follows as of December 31, 2004:

Trademark	$	37,000
Software		300,000
Management contracts		464,000
Goodwill		1,985,982
less: accumulated amortization of trademark		(10,278)
accumulated depreciation of software		(41,667)
impairment on management contracts		(162,500)
Total intangible assets, net	$	2,572,537

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, and are as follows as of December 31, 2004:

		Owned		Sold, Not Yet Purchased
Sovereign debt	$	6,544,232	$	-
Corporate debt		2,127,923		-
Corporate stocks		10,717,227		-
Options		157,322		1,383,062
Totals	$	19,546,703	$	1,383,062

5. RELATED PARTY TRANSACTIONS

The Company functions as an introducing broker for its only customer, the Bank. Commissions earned during the year were for brokerage services provided to the Bank.

The Company had non-interest bearing cash and cash equivalents on deposit at the Bank of $907,414 at December 31, 2004. The Company, from time to time, invests excess cash balances with the Bank. At December 31, 2004, the Company had a CD deposit with the Bank of $1,002,240.

6. COMMITMENTS

Pursuant to the Asset Purchase Agreement, SAM has commitments for employee retention bonuses approximating $400,000. The bonuses are payable during 2005 subject to the recipient's employment at the first year anniversary date of the closing of the Asset Purchase Agreement. SAM is entitled to recover fifty percent of the bonuses paid from Alpha. Included in compensation and employee related payables in the accompanying consolidated statement of financial condition is the proportional amount of bonuses earned during 2004, net of the reimbursable amount.

SAM has entered into employment agreements with certain of its senior management specifying minimum annual compensation. The amounts specified under these agreements, for services to be rendered in 2005 and subsequent years, totaled approximately $769,000 as of December 31, 2004. Certain of the agreements call for bonuses to be paid on both discretionary and formula bases related to future earnings. No provision is included in the accompanying consolidated statement of financial condition for these future payments.

The Bank charges SAM for certain operating expenses pursuant to a service level agreement. The allocation of expenses from the Bank to SAM is based on SAM's proportionate headcount of relevant personnel for rent, premises and other operating expenses.

7. INCOME TAXES

The effective tax rate differs from the statutory federal rate primarily as a result of the disallowed portion of meals and entertainment expenses for tax purposes. The Company's primary temporary differences result from unrealized tax gains and losses and amortization of Goodwill for tax purposes.

As part of the consolidated U.S. federal tax return of the Bank, the Company transfers to the Bank its current federal assets or liabilities. At December 31, 2004, the Company had a current tax receivable from the Bank of $366,681 and a deferred tax liability of $441,233, primarily related to unrealized gains from trading securities.

8. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

9. CONCENTRATION RISK

The Bank is the Company's only customer. Balances resulting from the Company's brokerage and trading activities are maintained at the clearing broker.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at the prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

10. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the 1934 Securities Exchange Act, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $27,730,176, which was $27,292,697 in excess of its required net capital of $437,482. The Company's ratio of aggregate indebtedness to net capital was .24 to 1.

11. SUBSEQUENT EVENTS

On February 4, 2005, subsequent to Board of Directors approval, the Company paid back $20 million in cash of Additional paid-in-capital to the Parent.

During March 2005, SAM's largest client expressed its desire to move its fund-of-hedge-funds business in-house by the end of 2005 and to no longer use the services of SAM. The loss of this business is expected to cause an impairment in the value of certain assets in the accompanying consolidated statement of financial condition. Goodwill, currently carried at $1,985,000; Contracts related to this client, currently carried at approximately $266,000 and Trademark, currently carried at approximately $27,000, all would be fully impaired. It is also expected that the remaining contracts, upon future revaluation, would also be fully impaired.

The loss of this business, if it occurs, is not expected to be fully realized by the Company until late 2005. It is not possible at this time to determine the full economic impact of the loss to the Company.

During December 2004, the Parent filed an application with the National Association of Securities Dealers (the "NASD") requesting approval for a proposed transfer of ownership of the Company to Safra New York Corporation. In the same application, the Parent requested approval to move SAM out of the Company to Safra New York Corporation. On March 21, 2005, the NASD approved the request.

* * * * * *

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 31, 2005

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Safra Securities Corporation (the "Company"), (a wholly-owned subsidiary of Safra National Bank of New York), for the year ended December 31, 2004, on which we issued our report dated March 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP